Exhibit 99.1

March 21, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report Regarding Amendment to an Existing Credit Facility

The Company is pleased to report that on March 19, 2013 the Company, and its wholly-owned subsidiaries entered into an amendment with Bank Leumi Le’Israel Ltd. and its American subsidiary (collectively the “Bank”) with respect to an existing credit facility between the Bank and the Company and a wholly-owned subsidiary (the “Facility”) and a second facility between the Bank and two of the Company’s subsidiaries (the “Additional Facility”) as detailed below:

1.	The Facility is for U.S.$ 250 million and is guaranteed by pledged Equity One shares. The Additional Facility is for U.S.$ 115 million and is also guaranteed by pledged Equity One shares (in the aggregate, both facilities amount to U.S.$ 365 million, the “Aggregate Facility”).

2.	Pursuant to the amendment, it has been agreed that the terms of the Additional Facility will be conformed to the terms of the Facility, including with respect to the calculation of the value of the pledged shares which are the subject of the collateral (value of the assets of the Equity One shares will be used rather than simply the market value of the Equity One shares), as well as other financial covenants. As such the Company will guaranty the Additional Facility and its term has been extended until April 2016.

3.	In addition, the amount of the shares which the Company and the various subsidiaries are required to pledge under the Aggregate Facility will henceforth be not less than 28% of Equity One’s fully-diluted share capital (compared to 20% prior to the amendment). The previous requirement that at least 33% of Equity One’s share capital be either pledged to the Bank and/or not pledged to another third party was also cancelled, provided, however, in the event the Additional Facility is repaid, the minimum percentage of Equity One’s share capital that must then be pledged to the Bank shall be 20% (on a fully -diluted basis) and the minimum percentage that must be pledged to the Bank and/or otherwise not pledged to a third party shall be 28%.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.